Exhibit 99.1

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(UNAUDITED)
(Amounts in table are stated in thousands of U.S. Dollar)

	Note	June 30, 2025	December 31, 2024
ASSETS
Cash and cash equivalents	9	299,792	476,270
Restricted cash	9	12,965	9,144
Cryptocurrencies	10	169,340	77,537
Trade receivables		12,700	9,627
Amounts due from a related party	26	15,568	15,512
Prepayments and other assets	11	391,633	291,929
Inventories	12	208,782	64,888
Financial assets at fair value through profit or loss	13	4,540	4,540
Total current assets		1,115,320	949,447

Non-current assets
Restricted cash	9	6,144	8,212
Prepayments and other assets	11	73,530	18,244
Financial assets at fair value through profit or loss	13	35,083	37,981
Mining rigs	14	211,031	67,324
Right-of-use assets	18	80,424	69,273
Property, plant and equipment	15	360,780	251,377
Investment properties	16	31,137	30,723
Intangible assets	17	83,193	83,235
Goodwill	17	35,818	35,818
Deferred tax assets	25	8,610	6,220
Total non-current assets		925,750	608,407
TOTAL ASSETS		2,041,070	1,557,854

LIABILITIES
Current liabilities
Trade payables		76,248	31,471
Other payables and accruals	21	39,219	40,617
Amounts due to a related party	26	11,337	8,747
Income tax payables		2,764	2,729
Derivative liabilities	20	437,953	763,939
Deferred revenue		56,863	39,029
Borrowings	19	359,684	208,127
Borrowings from a related party	26	90,000	-
Lease liabilities	18	7,967	5,460
Total current liabilities		1,082,035	1,100,119

Non-current liabilities
Other payables and accruals	21	2,401	1,650
Deferred revenue		67,006	90,200
Borrowings	19	475	-
Borrowings from a related party	26	82,917	-
Lease liabilities	18	84,675	72,673
Deferred tax liabilities	25	14,810	16,614
Total non-current liabilities		252,284	181,137
TOTAL LIABILITIES		1,334,319	1,281,256

NET ASSETS		706,751	276,598

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(UNAUDITED)
(Amounts in table are stated in thousands of U.S. Dollar)

	Note	June 30, 2025	December 31, 2024
EQUITY
Share capital	24	*	*
Treasury equity	24	(290,607)	(160,926)
Accumulated deficit	24	(387,264)	(649,004)
Reserves	24	1,384,622	1,086,528
TOTAL EQUITY		706,751	276,598

*	Amount less than US$1,000

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME / (LOSS)

(UNAUDITED)
(Amounts in table are stated in thousands of U.S. Dollar, except for per share data)

		Periods ended June 30,
	Note	2025	2024

Revenue	7	225,710	218,735
Cost of revenue	22(a)	(216,115)	(160,199)
Gross profit		9,595	58,536
Selling expenses	22(a)	(3,019)	(3,863)
General and administrative expenses	22(a)	(35,527)	(30,821)
Research and development expenses	22(a)	(79,591)	(29,212)
Other operating income / (expenses)	22(b)	(4,054)	3,177
Other net gains / (losses)	22(c)	394,599	(13,020)
Profit / (loss) from operations		282,003	(15,203)
Finance income / (expenses)	22(d)	(23,036)	107
Profit / (loss) before taxation		258,967	(15,096)
Income tax benefits / (expenses)	25	2,773	(2,041)
Profit / (loss) for the periods		261,740	(17,137)

Other comprehensive income / (loss)
Profit / (loss) for the periods		261,740	(17,137)
Other comprehensive income for the periods
Item that may be reclassified to profit or loss
- Exchange differences on translation of financial statements		149	46
Other comprehensive income for the periods, net of tax		149	46
Total comprehensive income / (loss) for the periods		261,889	(17,091)

Earnings/ (loss) per share
Basic	27	1.36	(0.14)
Diluted	27	(0.58)	(0.14)

Weighted average number of shares outstanding (thousand shares)
Basic	27	192,095	120,686
Diluted	27	228,946	120,686

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(UNAUDITED)
(Amounts in table are stated in thousands of U.S. Dollar)

	Share Capital	Treasury Equity	Accumulated Deficit	Exchange Reserve	Other Reserve	Total Equity
Balance at January 1, 2025	*	(160,926)	(649,004)	(461)	1,086,989	276,598
Profit for the period	-	-	261,740	-	-	261,740
Other comprehensive income	-	-	-	149	-	149
Share-based payments	-	-	-	-	20,574	20,574
Issuance of shares for exercise of share awards	*	-	-	-	1,665	1,665
Cancellation of treasury shares	-	29,967	-	-	(29,967)	-
Acquisition of treasury shares	*	(30,041)	-	-	-	(30,041)
Issuance of shares for cash, net of transaction costs	*	-	-	-	118,540	118,540
Issuance of shares for exercise of warrant	*	-	-	-	74,182	74,182
Issuance of shares in connection with conversion of convertible notes	*	-	-	-	112,951	112,951
Purchase of zero-strike call option in connection with issuance of convertible senior notes	-	(129,607)	-	-	-	(129,607)
Balance at June 30, 2025	*	(290,607)	(387,264)	(312)	1,384,934	706,751

Balance at January 1, 2024	*	(2,604)	(49,853)	(243)	385,266	332,566
Loss for the period	-	-	(17,137)	-	-	(17,137)
Other comprehensive income	-	-	-	46	-	46
Share-based payments	-	-	-	-	15,896	15,896
Issuance of shares for exercise of share awards	*	-	-	-	604	604
Cancellation of treasury shares	-	2,604	-	-	(2,604)	-
Issuance of shares for cash, net of transaction costs	*	-	-	-	144,563	144,563
Issuance of shares as consideration for the Norway Acquisition	*	-	-	-	2,357	2,357
Issuance of share options as consideration for the Norway Acquisition	-	-	-	-	504	504
Balance at June 30, 2024	*	-	(66,990)	(197)	546,586	479,399

*	Amount less than US$1,000

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)
(Amounts in table are stated in thousands of U.S. Dollar)

	Periods ended June 30,
	2025	2024

Cash flows from operating activities
Cash used in operating activities	(600,442)	(201,374)
Interest paid on leases	(1,959)	(1,676)
Interest paid on borrowings	(19,801)	(930)
Interest received	4,473	3,535
Income tax paid	(1,130)	(5,850)
Net cash used in operating activities	(618,859)	(206,295)

Cash flows from investing activities
Purchase of property, plant and equipment, investment properties and intangible assets	(151,318)	(46,948)
Payments for mining rigs	(5,887)	(1,738)
Purchase of financial assets at fair value through profit or loss	(1,332)	(2,524)
Purchase of cryptocurrencies	(18,159)	-
Proceeds from disposal of property, plant and equipment	-	244
Proceeds from disposal of cryptocurrencies	112,351	169,724
Cash paid for the site and gas-fired power project in Alberta, Canada	(21,881)	-
Cash paid for business combinations, net of cash acquired	-	(6,277)
Net cash generated from / (used in) investing activities	(86,226)	112,481

Cash flows from financing activities
Capital element of lease rentals paid	(3,893)	(2,574)
Proceeds from borrowings	17,472	-
Repayments of borrowings	(4)	-
Borrowings from a related party	180,000	-
Repayments of borrowings to a related party	(7,083)	-
Proceeds from issuance of shares for exercise of share rewards	1,665	604
Proceeds from issuance of ordinary shares, net of transaction costs	118,403	155,692
Proceeds from issuance of shares for exercise of warrants	50,000	-
Payment for future issuance costs	-	(297)
Acquisition of treasury shares	(30,010)	-
Proceeds from convertible senior notes, net of transaction costs	363,192	-
Repayments to convertible senior notes in connection with note extinguishment	(33,783)	-
Purchase of zero-strike call option	(129,607)	-
Net cash generated from financing activities	526,352	153,425

Net increase / (decrease) in cash and cash equivalents	(178,733)	59,611
Cash and cash equivalents at January 1	476,270	144,729
Effect of movements in exchange rates on cash and cash equivalents held	2,255	(458)
Cash and cash equivalents at June 30	299,792	203,882

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION

General information

Bitdeer Technologies Group (the “Company” or “BTG”) is a limited liability company incorporated in the Cayman Islands on December 8, 2021. The address of its registered office is 89 Nexus Way, Camana Bay, Grand Cayman KY1-9009, Cayman Islands. BTG is listed on Nasdaq Capital Market and commenced trading under symbol “BTDR”.

The Company and its subsidiaries (together, the “Group”) are principally engaged in the Cloud Hash Rate business, the self-mining business, the hosting business, the application-specific integrated circuit (ASIC) and mining rigs business and high-performance computing (HPC) and AI cloud business (collectively, the “Bitdeer Business”) as discussed in the Annual Financial Statements (defined below). The Company does not conduct any substantive operations of its own but conducts its primary business operation through its subsidiaries.

2.	BASIS OF PREPARATION

The interim financial information for the six months ended June 30, 2025 (“Interim Financial Information”) has been prepared in accordance with the same accounting policies adopted in the Group’s consolidated financial statements for the years ended December 31, 2024, 2023 and 2022 (“Annual Financial Statements”).

The Interim Financial Information comprises condensed consolidated statements of financial position, condensed consolidated statements of operations and comprehensive income/(loss), condensed consolidated statements of changes in equity, condensed consolidated statements of cash flows, and notes to the condensed consolidated financial statements for the six months ended June 30, 2025. The Interim Financial Information has not been audited.

The Interim Financial Information has been prepared in accordance with International Accounting Standard (“IAS”) 34 ‘Interim Financial Reporting’ issued by the International Accounting Standards Board and should be read in conjunction with the Annual Financial Statements, which have been prepared in accordance with International Financial Reporting Standards as issued by International Accounting Standards Board (“IFRS as issued by IASB”). The preparation of an interim financial information in conformity with IAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year-to-date basis. Actual results may differ from these estimates.

This Interim Financial Information contains selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group for the six months ended June 30, 2025. The Interim Financial Information and notes thereon do not include all of the information required for a full set of financial statements prepared in accordance with IFRSs.

3.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied in the Interim Financial Information are the same as those applied in the Annual Financial Statements. The Group also discloses accounting policies described below related to updates applicable for the six months ended June 30, 2025, which did not exist during the periods covered by the Annual Financial Statements.

Changes in accounting policies and newly adopted accounting policies

The Group has applied the following amendments to IFRSs issued by the IASB to this interim financial report for the current accounting period:

●	Amendments to IAS 21, Lack of Exchangeability

This amendment does not have a material effect on how the Group’s results and financial position for the current or prior periods have been prepared or presented in this interim financial report. The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

4.	USE OF JUDGMENTS AND ESTIMATES

In preparing the Interim Financial Information, management has made judgements and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Estimates and judgments are continuously evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates may not be equal to the related actual results. The significant judgement made by management in applying the Group’s accounting policies and key sources of estimation uncertainty were the same as those described in the Annual Financial Statements.

5.	FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS

Financial risk factors

The Group is exposed to various market risks including cryptocurrency risk, interest rate risk, investment risk and foreign currency risk, as well as credit risk and liquidity risk associated with financial assets and liabilities. The Group has designed and implemented various risk management strategies, which are the same as those discussed in the Annual Financial Statements, to ensure the exposure to these risks is consistent with its risk tolerance and business objectives.

Liquidity risk

The following is the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

	At June 30, 2025
In thousands of USD	Within 1 year or on-demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years	Total	Carrying amount at June 30
Trade payables	76,248	-	-	-	76,248	76,248
Other payables and accruals	39,219	119	56	2,226	41,620	41,620
Amounts due to a related party	11,337	-	-	-	11,337	11,337
Borrowings and derivative liabilities	32,012	26	407,747	375,399	815,184	798,112
Borrowings from a related party	90,000	82,917	-	-	172,917	172,917
Lease liabilities	11,922	11,931	35,214	56,033	115,100	92,642
	260,738	94,993	443,017	433,658	1,232,406	1,192,876

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

	At December 31, 2024
In thousands of USD	Within 1 year or on-demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years	Total	Carrying amount at December 31
Trade payables	31,471	-	-	-	31,471	31,471
Other payables and accruals	40,617	112	53	1,485	42,267	42,267
Amounts due to a related party	8,747	-	-	-	8,747	8,747
Borrowings and derivative liabilities	15,000	-	497,750	-	512,750	905,262
Lease liabilities	8,655	8,807	27,105	55,693	100,260	78,133
	104,490	8,919	524,908	57,178	695,495	1,065,880

Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair values are estimated at a specific point in time, by discounting expected cash flows at rates for assets and liabilities of the same remaining maturities and conditions. These estimates are subjective in nature and involve uncertainties and significant judgment, and therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation techniques:

●	Level 1 valuation: unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date.

●	Level 2 valuation: inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly.

●	Level 3 valuation: fair value measured using significant unobservable inputs.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

As of June 30, 2025 and December 31, 2024, except for the investments in financial assets at fair value through profit or loss, cryptocurrency-settled receivables and payables, USDC, and derivative liabilities, substantially all of the Group’s financial assets and financial liabilities are carried at amortized costs and the carrying amounts approximate their fair values.

The fair value of financial instruments traded in active markets is determined with reference to quoted market prices at the end of the reporting period. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. These instruments are included in Level 1.

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required for evaluating the fair value of a financial instrument are observable, the instrument is included in Level 2. If one or more of the significant inputs are not based on observable market data, the instrument is included in Level 3.

The Group’s finance department performs valuations of financial instruments. The finance department reports directly to the chief financial officer and discusses valuation processes and results with the chief financial officer in order to comply with the Group’s accounting and reporting requirements.

The valuation procedures applied include consideration of recent transactions in the same security or financial instrument, recent financing of the investee companies, economic and market conditions, current and projected financial performance of the investee companies, and the investee companies’ management team as well as potential future strategies to realize the investments. Certain information used in the valuation procedures is obtained through the assistance of independent third-party valuation firm.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The fair value measurement hierarchy for the Group’s financial instruments measured at fair value is as follows:

In thousands of USD	Valuation technique(s) and key input	June 30, 2025	Level 1	Level 2	Level 3
USDC	Quoted price	34	34	-	-
Cryptocurrency-settled receivables	Quoted price	1,491	1,491	-	-
Investment A, B, D and E in unlisted equity instruments	Net asset value	22,092	-	-	22,092
Investment F, I and J in unlisted equity instruments	Recent transaction price	3,434	-	-	3,434
Investment C in unlisted equity instrument	Market calibration method	9,557	-	-	9,557
Investment G in unlisted debt instrument	Net asset value	1,000	-	-	1,000
Investment H in unlisted debt instrument	Recent transaction price	3,540	-	-	3,540
Cryptocurrency-settled payables	Quoted price	24,677	24,677	-	-
Derivative liabilities	Binomial model	437,953	-	-	437,953

In thousands of USD	Valuation technique(s) and key input	December 31, 2024	Level 1	Level 2	Level 3
USDC	Quoted price	2	2	-	-
Cryptocurrency-settled receivables	Quoted price	974	974	-	-
Investment A, B, D and E in unlisted equity instruments	Net asset value	24,595	-	-	24,595
Investment F, I and J in unlisted equity instruments	Recent transaction price	3,102	-	-	3,102
Investment C in unlisted equity instrument	Market calibration method	10,284	-	-	10,284
Investment G in unlisted debt instrument	Net asset value	1,000	-	-	1,000
Investment H in unlisted debt instrument	Binomial model	3,540	-	-	3,540
Cryptocurrency-settled payables	Quoted price	21,372	21,372	-	-
Derivative liabilities	Binomial model	763,939	-	-	763,939

During the periods ended June 30, 2025 and 2024, there was no transfer between levels. Transfer between levels of the fair value hierarchy, if any, are deemed to occur at the end of each reporting period.

The following table presents the changes in Level 3 financial instruments for the periods ended June 30, 2025 and 2024:

In thousands of USD	Unlisted equity instruments and debt instruments	Derivative liabilities
At January 1, 2025	42,521	763,939
Additions	332	212,026
Derecognition of derivative liabilities on conversion	-	(122,091)
Net fair value changes recognized in profit or loss	(3,230)	(415,921)
At June 30, 2025	39,623	437,953

At January 1, 2024	37,775	-
Additions	2,524	11,106
Net fair value changes recognized in profit or loss	1,440	14,230
At June 30, 2024	41,739	25,336

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

6.	BUSINESS COMBINATION

Acquisition of Troll Housing AS and Tydal Data Center AS (the “Norway Acquisition”)

In April 2024, the Group entered into a share purchase agreement with Renol Invest AS and Bryhni.com AS, the owners of both Troll Housing AS and Tydal Data Center AS (collectively, the “Target Companies” or “Troll and Tydal”), to purchase 100% of the equity interest, thereby obtaining control of the Target Companies. Troll and Tydal are private limited liability companies incorporated in Norway, and conduct business for the management and operation of datacenter. The acquisition was closed on April 15, 2024.

The Group accounted for the acquisition as a business combination under IFRS 3, using the acquisition method.

The details of the purchase consideration, the net assets acquired, and goodwill are as follows:

In thousands of USD	At April 15, 2024
Purchase consideration
Cash consideration paid	15,000
Senior secured notes (1)	15,091
417,130 Class A ordinary shares (2)	2,357
Class A ordinary share call options (3)	504
Total purchase consideration	32,952
Settlement of pre-existing debtor relationship with the Target Companies (4)	(10,061)
Fair value of consideration transferred	22,891

(1)	The Group issued US$15.0 million in aggregate principal amount of senior secured notes on April 15, 2024, in relation to the business combination. The senior secured notes bear an annual interest of 6.0%, mature five years after April 15, 2024, and are secured by 100% of the shares of the Target Companies. The fair value of the senior secured notes is measured by calculating the present value of the notes using the effective interest rate. In December 2024, the Group fully repaid the outstanding amount and the pledged shares were subsequently released following the settlement of the outstanding principal balance.

(2)	The fair value of the Class A ordinary shares is determined based on the number of shares transferred and the closing price on April 15, 2024. The shares are transferred upon the completion of the acquisition.

(3)	The Group issued Class A ordinary share call options at a strike price of US$35.96 per share, with the expiry date set as the later of April 15, 2029, or six months after all principal and interest accrued under the senior secured notes have been repaid. The fair value was recognized on April 15, 2024 based on the binomial model with the assistance of an independent valuation specialist. The following table provides the key inputs used in the model for determining the value of the option:

At April 15, 2024
Share price	5.65
Dividend yield (%)	-
Expected volatility (%)	126%
Risk-free interest rate (%)	4.65%

(4)	Settlement of pre-existing debtor relationship with the Target Companies represents the payable amount of approximately US$16.4 million from the Group to the Target Companies in relation to the services provided and offset against a prepayment made by the Group to the Target Companies of approximately US$6.3 million. The services provided by the Target Companies, include electricity supply, construction services, and daily operational management for the mining datacenters prior to April 15, 2024.

(5)	Acquisition-related cost amount to approximately US$0.3 million are included in general and administrative expenses.

For financial reporting purposes, the fair value of the net assets acquired from the Target Companies is based on their financial statements as of March 31, 2024, which is the most recent financial statement available at the time of the fair value assessment on April 15, 2024. There were no material transactions occurred between March 31, 2024 and April 15, 2024.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The assets and liabilities recognized as a result of the acquisition are as follows:

In thousands of USD	At April 15, 2024
Fair value of assets acquired and liabilities assumed
Cash and cash equivalents	8,723
Trade receivables	49
Prepayments and other assets	2,690
Right-of-use assets	122
Property, plant and equipment	1,323
Identified intangible assets: rights to electrical capacity	22,429
Deferred tax assets	32
Trade payables	(3,367)
Other payables and accruals	(16,384)
Income tax payables	(1,962)
Lease liabilities	(122)
Deferred tax liabilities	(5,093)
Net identifiable assets acquired	8,440
Goodwill	14,451
Net assets acquired	22,891

The fair value of the land on April 15, 2024, of which the amount was included in property, plant and equipment, was measured using the sales comparison method under the market approach with the assistance of an independent valuation specialist and amounted to US$1.1 million.

The rights to electrical capacity acquired in the Norway Acquisition are recognized at fair value and the fair value on April 15, 2024 was US$22.4 million using the multi-period excess earnings method under the income approach, with assistance from an independent valuation specialist. The key inputs include operation projection and the discount rate. The rights to electrical capacity are granted by the Norwegian state and regional electricity grid operator and do not expire as long as they are being utilized. The Group intends to fully utilize the capacity in its operations and considers this intangible asset to have indefinite useful lives. The intangible asset is tested for impairment annually or whenever there is an indication at the end of a reporting period that the asset may be impaired.

The above goodwill is primarily attributable to the ability and experience in regional operations and cannot be recognized as separate intangible assets. The goodwill is not deductible for tax purposes.

Deferred tax liabilities relating to temporary differences between the tax bases and accounting bases of the assets acquired on April 15, 2024 were recognized in an amount of US$5.1 million.

For the period from April 15, 2024 to June 30, 2024, the Target Companies contributed revenue and net income of nil and US$1.9 million, respectively. On an unaudited pro forma basis, assuming this business combination had occurred on January 1, 2024, the Target Companies would have contributed revenue and net income of approximately nil and US$3.0 million for the period ended June 30, 2024. The Target Companies generated revenue solely from providing services to the Group. The Group achieved cost and expense savings from the acquisition, as a result of retaining the margins the Target Companies would have charged if they were not acquired.

7.	REVENUE AND CONTRACT BALANCES

The Group derives revenues in the following major categories:

	Periods ended June 30,
In thousands of USD	2025	2024
Self-mining	96,538	90,084
Cloud hash rate
Hash rate subscription	38	18,400
Electricity subscription	13	11,713
Additional consideration from Cloud Hash Rate arrangements under acceleration mode	-	229
Sale of mining rigs and accessories	73,554	-
Cloud hosting arrangements (2)	31	1,001
General hosting	18,960	49,525
Membership hosting	30,868	41,669
Others (1)	5,708	6,114
Total revenues	225,710	218,735

(1)	Others include revenue generated primarily from providing technical and human resources service, repairment services of hosted mining rigs, lease of investment properties, the sale of mining rigs peripherals, the sale of containerized solution products and providing HPC and AI cloud services.

(2)	The Group did not generate any revenue from the additional consideration from Cloud Hosting arrangements offered under accelerator mode for the periods ended June 30, 2025 and 2024.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Revenue concentration for the six months ended June 30, 2025 and 2024 is as below:

	Six months ended June 30,
	2025	2024
Customer A	14.52%	*
Customer B	*	10.07%
Customer C	10.81%	*

*	Less than 10%

Contract assets and liabilities

A contract asset is recognized when the Group recognizes revenue before being unconditionally entitled to the consideration under the payment terms set out in the contract. Contract assets are assessed for expected credit losses and are reclassified to receivables when the right to the consideration has become unconditional. As of June 30, 2025 and December 31, 2024, the Group did not have any contract assets.

A contract liability is recognized when the customer pays consideration for goods or services before the Group recognizes the related revenue. A contract liability would also be recognized if the Group has an unconditional right to receive non-refundable consideration before the Group recognizes the related revenue. In such cases, a corresponding receivable would also be recognized. As of June 30, 2025 and December 31, 2024, the Group had contract liabilities, presented as deferred revenue on the unaudited condensed consolidated statements of financial position, of approximately US$123.9 million and US$129.2 million. Approximately US$14.6 million and US$33.1 million, included in the deferred revenue balance at January 1, 2025 and 2024, respectively, was recognized as revenue during the six months ended June 30, 2025 and 2024.

8.	SEGMENT INFORMATION

As discussed in the Annual Financial Statements, the chief operating decision maker makes resources allocation decisions based on internal management functions and assesses the Group’s business performance as one integrated business instead of by separate business lines or geographical regions. Accordingly, the Group has only one operating segment and therefore, no segment information is presented.

Disaggregated revenue data by geographical region in terms of the location where the services are provided or the customers based within the operating segment is as follows:

	Periods ended June 30,
In thousands of USD	2025	2024
Singapore	4,768	5,439
United States	118,126	134,600
Bhutan	34,222	43,563
Norway	33,052	35,133
Finland	21,966	-
Ethiopia	7,409	-
Others	6,167	-
Total	225,710	218,735

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Selected assets of mining rigs, property, plant and equipment, investment properties, right-of-use assets and intangible assets by geographical region within the operating segment is as follows:

In thousands of USD	At June 30, 2025	At December 31, 2024
Singapore	118,643	120,765
United States	306,549	150,352
Bhutan	210,926	133,425
Norway	122,512	97,388
Ethiopia	4,978	-
Others	2,957	2
Total	766,565	501,932

9.	CASH, CASH EQUIVALENTS AND RESTRICTED CASH

The breakdown of cash and cash equivalents is as follows:

In thousands of USD	At June 30, 2025	At December 31, 2024
US dollar	278,872	462,316
Singapore dollar	10,534	2,786
Norwegian krone	7,897	7,943
Euro	1,313	2,611
Bhutan ngultrum	505	420
Chinese renminbi	304	189
Malaysian ringgit	209	-
Canadian dollar	138	-
Hongkong dollar	20	5
Total cash and cash equivalents by currency	299,792	476,270

Restricted cash
Current	12,965	9,144
Non-current	6,144	8,212
Total restricted cash	19,109	17,356

The Group classifies short-term deposits and other highly liquid investments as cash equivalents. As of June 30, 2025, the Group owned short-term deposit in an amount of approximately US$74.9 million with maturities in July 2025 with interest ranging from 0.48% to 4.38% and other highly liquid investments of approximately US$40.8 million. As of December 31, 2024, the Group owned short-term deposit in an amount of approximately US$91.6 million with maturities in January 2025 with interest ranging from 2.01% to 4.28% and other highly liquid investments of approximately US$239.5 million.

The Group’s restricted cash primarily relates to the following:

(a)	Standby letters of credits (“SLCs”)

The Group had outstanding standby letters of credit (“SLCs”) issued to service providers in connection with electricity and datacenter construction commitments. The SLCs provide the beneficiaries with the ability to draw from the issuing banks up to a designated maximum aggregate amount (the “Draw Amount”). The details of SLCs are as follows:

	At June 30, 2025	At December 31, 2024
Draw Amount (In thousands of USD)	9,883	9,144
Range of expiration dates	July 2025 to April 2026	July 2025 to August 2025

The amount and expiration dates of the SLCs are amended, from time to time, by the Group and beneficiaries, as a result of the amendments to the associated service agreements.

In connection with the issuance of the SLCs, the banks held the Group’s cash balance equal to the Draw Amount as security. As of June 30, 2025 and December 31, 2024, none was utilized by the beneficiaries from the standby letters of credits.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(b)	Pledged cash

As of June 30, 2025, the Group maintained approximately US$9.2 million in escrow accounts with a commercial bank. These funds, originally deposited in 2024, are held under arrangements with an electricity service provider to secure a fixed electricity price for three years commencing January 1, 2025. The deposited amount will be released in annual installments. The changes in balance compared to the comparative balance sheet date arising solely from foreign currency fluctuations.

10.	CRYPTOCURRENCIES

As of June 30, 2025 and December 31, 2024, the Group’s cryptocurrencies consist of the following:

In thousands of USD	At June 30, 2025	At December 31, 2024
Cryptocurrencies other than USDC	169,306	77,535
USDC	34	2
Total cryptocurrencies	169,340	77,537

The details of cryptocurrencies are as follows:

	Periods ended June 30,
In thousands of USD	2025	2024
Cost:
Beginning balances	78,479	15,377
Additions	210,126	184,296
Disposal and payments	(117,271)	(173,928)
Ending balances	171,334	25,745
Impairment:
Beginning balances	(942)	(6)
Additions	(1,052)	(823)
Ending balances	(1,994)	(829)
Net book value:
Beginning balances	77,537	15,371
Ending balances	169,340	24,916

The supplemental information of cryptocurrencies other than USDC is as follows:

	Periods ended June 30,
In thousands of USD	2025	2024
Cost:
Beginning balances	78,477	15,342
Additions	185,866	180,185
Disposal and payments	(93,043)	(169,785)
Ending balances	171,300	25,742
Impairment:
Beginning balances	(942)	(6)
Additions	(1,052)	(823)
Ending balances	(1,994)	(829)
Net book value:
Beginning balances	77,535	15,336
Ending balances	169,306	24,913

The management’s estimates of impairment provision of cryptocurrencies other than USDC are made based on the current market prices of cryptocurrencies as of each balance sheet date. Fluctuations in the market price of cryptocurrencies after the balance sheet date are not considered in determining the provision for impairment of cryptocurrencies other than USDC.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

11.	PREPAYMENTS AND OTHER ASSETS

The breakdown of prepayments and other assets is as follows:

In thousands of USD	At June 30, 2025	At December 31, 2024
Prepayments to suppliers	421,238	266,478
Deposits (1)	33,164	31,372
Deductible input value-added tax	4,583	5,407
Prepayments of income tax	2,459	2,459
Others	3,719	4,457
Total	465,163	310,173

Current	391,633	291,929
Non-current	73,530	18,244
Total	465,163	310,173

(1)	The Group pays deposits to certain electricity service providers. In order to minimize the deposit paid to the electricity supplier, in April 2023, Bitdeer Inc., a subsidiary of the Group, has entered into a guaranty agreement (the “2023 Guaranty Agreement”) with one of the electricity suppliers to act as a guarantor to provide the assurance for the payment obligation of another subsidiary of the Group in connection with electricity service subscribed. The total liability of the guarantor is limited to the lesser of the guaranteed obligations under all agreements or US$13.0 million in each case. In February 2024, Bitdeer and Bitdeer, Inc. together entered into a guaranty agreement with the electricity supplier to amend the 2023 Guaranty Agreement and limit the guarantor’s total liability to the lesser of the guaranteed obligations under all agreement or US$30.0 million in each case.

During the periods ended June 30, 2025 and 2024, the Group did not recognize any allowance for expected credit losses or impairment for prepayments and other assets.

12.	INVENTORIES

As of June 30, 2025 and December 31, 2024, the details of inventories are as follows:

In thousands of USD	At June 30, 2025	At December 31, 2024
Raw materials	79,795	28,661
Work-in-progress	125,445	26,277
Finished goods	3,542	9,950
Total	208,782	64,888

During the periods ended June 30, 2025 and 2024, there were US$63.2 million and nil inventory recognized as expense and included in cost of revenue, respectively. Approximately US$146.8 million and US$0.3 million of inventories during the periods ended June 30, 2025 and 2024, respectively, was transferred to mining rigs. The Group did not record any write-down or reverse of write-down of inventories during the periods ended June 30, 2025 and 2024.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

13.	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

The breakdown of financial assets at fair value through profit or loss is as follows:

In thousands of USD	At June 30, 2025	At December 31, 2024
Investments in unlisted equity instruments
- Investment A	300	300
- Investment B	1,000	1,000
- Investment C	9,557	10,284
- Investment D – investment in a limited partnership set up by Matrixport Group (1)	19,292	21,795
- Investment E	1,500	1,500
- Investment F	925	726
- Investment I	2,009	1,876
- Investment J	500	500
Investments in unlisted debt instruments
- Investment G	1,000	1,000
- Investment H	3,540	3,540
Total	39,623	42,521

Current	4,540	4,540
Non-current	35,083	37,981
Total	39,623	42,521

(1)	See Note 26.

The above investments in unlisted debt and equity instruments at June 30, 2025 and December 31, 2024 were investments in funds and privately-held enterprises. These financial assets at fair value through profit or loss are measured at fair value using Levels 3 inputs with the assistance of an independent valuation specialist. Refer to Note 5 for more information. The Group does not have control or significant influence over the funds or privately-held enterprises.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

14.	MINING RIGS

The details of mining rigs are as follows:

In thousands of USD	Mining Rigs
Cost:
At January 1, 2025	184,905
Additions (1)	156,095
At June 30, 2025	341,000
Accumulated depreciation:
At January 1, 2025	(117,480)
Charge for the period	(12,337)
At June 30, 2025	(129,817)
Impairment:
At January 1, 2025	(101)
Additions	(51)
At June 30, 2025	(152)
Net book value:
At June 30, 2025	211,031

Cost:
At January 1, 2024	168,513
Additions (1)	1,136
At June 30, 2024	169,649
Accumulated depreciation:
At January 1, 2024	(104,935)
Charge for the period	(9,487)
At June 30, 2024	(114,422)
Impairment:
At January 1, 2024	(101)
At June 30, 2024	(101)
Net book value:
At June 30, 2024	55,126

(1)	Approximately US$146.8 million and US$0.3 million of addition to mining rigs during the periods ended June 30, 2025 and 2024 was transferred from inventories.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

15.	PROPERTY, PLANT AND EQUIPMENT

The details of property, plant and equipment are as follows:

In thousands of USD	Construction in progress	Building	Land	Machinery	Electronic equipment	Leasehold improvements and property improvements	Containerized solution	Others	Total
Cost:
At January 1, 2025	144,098	28,768	3,133	49,933	33,264	120,342	9,223	2,485	391,246
Additions (1)	123,936	576	3,438	112	1,012	130	-	41	129,245
Construction in progress transferred in	(100,617)	21,889	-	34,211	618	33,558	9,912	429	-
Disposals	-	-	-	(423)	(558)	-	-	(73)	(1,054)
Exchange adjustments	-	2	48	(6)	(16)	-	-	1	29
At June 30, 2025	167,417	51,235	6,619	83,827	34,320	154,030	19,135	2,883	519,466
Accumulated depreciation:
At January 1, 2025	-	(6,095)	-	(20,305)	(9,162)	(97,247)	(5,130)	(1,930)	(139,869)
Charge for the period	-	(855)	-	(3,445)	(3,006)	(11,124)	(1,180)	(207)	(19,817)
Disposals	-	-	-	386	530	-	-	70	986
Exchange adjustments	-	1	-	4	-	-	-	9	14
At June 30, 2025	-	(6,949)	-	(23,360)	(11,638)	(108,371)	(6,310)	(2,058)	(158,686)
Net book value:
At June 30, 2025	167,417	44,286	6,619	60,467	22,682	45,659	12,825	825	360,780
Cost:
At January 1, 2024	30,095	27,364	2,058	48,738	15,286	117,808	9,048	2,532	252,929
Additions	48,159	897	-	154	12,749	16	52	140	62,167
Acquired through the business combination (Note 6)	-	99	1,091	34	18	-	-	81	1,323
Construction in progress transferred in	(2,172)	233	-	948	1	773	-	217	-
Disposals	-	-	-	(9)	(150)	-	-	(626)	(785)
Exchange adjustments	-	-	7	1	-	-	-	1	9
At June 30, 2024	76,082	28,593	3,156	49,866	27,904	118,597	9,100	2,345	315,643
Accumulated depreciation:
At January 1, 2024	-	(4,631)	-	(13,462)	(4,449)	(70,978)	(2,893)	(1,656)	(98,069)
Charge for the period	-	(713)	-	(3,417)	(2,227)	(13,390)	(1,115)	(530)	(21,392)
Disposals	-	-	-	5	122	-	-	440	567
At June 30, 2024	-	(5,344)	-	(16,874)	(6,554)	(84,368)	(4,008)	(1,746)	(118,894)
Net book value:
At June 30, 2024	76,082	23,249	3,156	32,992	21,350	34,229	5,092	599	196,749

(1)	For the six months ended June 30, 2025, the additions of construction in progress are inclusive of capitalized interest from borrowings, including borrowings from a related party and lease liabilities amounting to approximately US$5.5 million and US$0.2 million, respectively. Interests were capitalized at a capitalization rate of 12.0% per annum, which represents the weighted average of the borrowing costs applicable to the Group’s borrowings that were outstanding during the period. There was no interest capitalized for the six months ended June 30, 2024.

Construction in progress primarily represents the construction of mining datacenters.

The Group had entered into contractual commitments, which was not recognized in payables, for the acquisition of property, plant and equipment amounting to approximately US$50.5 million and US$44.9 million as of June 30, 2025 and December 31, 2024, respectively.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

16.	INVESTMENT PROPERTIES

The details of investment properties are as follows:

In thousands of USD	Leasehold land	Building	Others	Total
Cost:
At January 1, 2025	5,175	30,555	1,304	37,034
Additions	111	-	-	111
Disposals	-	-	-	-
Exchange adjustments	351	1,640	87	2,078
At June 30, 2025	5,637	32,195	1,391	39,223
Accumulated depreciation:
At January 1, 2025	(733)	(5,241)	(337)	(6,311)
Charge for the period	(191)	(1,077)	(108)	(1,376)
Disposals	-	-	-	-
Exchange adjustments	(56)	(316)	(27)	(399)
At June 30, 2025	(980)	(6,634)	(472)	(8,086)
Net book value:
At June 30, 2025	4,657	25,561	919	31,137

Cost:
At January 1, 2024	5,915	31,273	1,101	38,289
Additions	38	-	241	279
Disposals	(616)	-	-	(616)
Exchange adjustments	(152)	(669)	(35)	(856)
At June 30, 2024	5,185	30,604	1,307	37,096
Accumulated depreciation:
At January 1, 2024	(601)	(3,205)	(137)	(3,943)
Charge for the period	(185)	(1,063)	(99)	(1,347)
Disposals	218	-	-	218
Exchange adjustments	15	75	4	94
At June 30, 2024	(553)	(4,193)	(232)	(4,978)
Net book value:
At June 30, 2024	4,632	26,411	1,075	32,118

Leasehold land included in investment properties were right-of-use assets associated with leasehold land under operating leases where the building was constructed on. See Note 18.

The Group leases the investment properties to its customers under operating leases for terms ranging from two to 12 years, with an option to extend for an additional lease term. The lease contracts contain market review clauses in the event that the lessees exercise their options to extend. The lessees do not have bargain purchase options to acquire the investment properties at the expiry of the lease term.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The maturity analysis of lease payments receivable under operating leases of investment properties was as follows:

In thousands of USD	At June 30, 2025
2025	1,854
2026	3,167
2027	2,093
2028	2,098
2029	2,084
Thereafter	3,667
Total	14,963

The Group has no restrictions on the use of its investment properties and no contractual obligations to each investment property purchased or for repairs, maintenance and enhancements.

The fair value of investment properties of the Group as of June 30, 2025 and December 31, 2024 was approximately US$36.5 million and US$35.4 million, respectively, determined using the income approach based on the operation projection and the discount rate with the assistance of an independent valuation specialist. The investment properties were classified as Level 3 in the fair value hierarchy.

The Group did not record any impairment related to investment properties as of June 30, 2025 and December 31, 2024.

17.	INTANGIBLE ASSETS AND GOODWILL

The details of intangible assets and goodwill are as follows:

In thousands of USD	Rights to electrical capacity	Technology	Patents, trademarks, royalties and other rights	Others	Total intangible assets	Goodwill
Cost:
At January 1, 2025	22,429	63,633	5,018	1,413	92,493	35,818
Additions	8,000	-	3,451	73	11,524	-
At June 30, 2025	30,429	63,633	8,469	1,486	104,017	35,818
Accumulated depreciation:
At January 1, 2025	-	(7,070)	(1,580)	(608)	(9,258)	-
Charge for the period	-	(10,605)	(888)	(73)	(11,566)	-
At June 30, 2025	-	(17,675)	(2,468)	(681)	(20,824)	-
Net book value:
At June 30, 2025	30,429	45,958	6,001	805	83,193	35,818

Cost:
At January 1, 2024	-	-	4,899	754	5,653	-
Additions	-	-	110	299	409	-
Acquired through the business combination (Note 6)	22,429	-	-	-	22,429	14,451
At June 30, 2024	22,429	-	5,009	1,053	28,491	14,451
Accumulated depreciation:
At January 1, 2024	-	-	(573)	(303)	(876)	-
Charge for the period	-	-	(497)	(143)	(640)	-
At June 30, 2024	-	-	(1,070)	(446)	(1,516)	-
Net book value:
At June 30, 2024	22,429	-	3,939	607	26,975	14,451

The Group had no contractual commitments for the acquisition or development of intangible assets as of June 30, 2025, and December 31, 2024.

Indefinite useful life intangible assets and goodwill are tested for impairment annually, or whenever there are impairment indicators. There were no impairment indicators at June 30, 2025. The Group did not record any impairment related to indefinite useful life intangible assets or goodwill as of June 30, 2025 and December 31, 2024.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

18.	LEASES

The Group occupies most of its office premises and certain mining datacenters under lease arrangements, which generally have an initial lease term between two to 30 years. Lease contracts are typically made for fixed periods but may have extension options. The Group accounts for lease and non-lease component separately, where the non-lease component is charged to expenses as they incur. Any extension options in these leases have not been included in the lease liabilities unless the Group is reasonably certain to exercise the extension option. In addition, periods after termination options are only included in the lease term if the lease is reasonably certain not to be terminated. The Group does not have an option to purchase these leased assets at the expiration of the lease periods.

The unaudited condensed consolidated statements of financial position show the following amounts relating to the right-of-use assets:

In thousands of USD	At June 30, 2025	At December 31, 2024
Right-of-use assets
- Land and buildings	80,424	69,273
Investment properties
- Leasehold land	4,657	4,442

Addition to the right-of-use assets and investment properties of leasehold land, including the increase in the right-of-use assets and investment properties of leasehold land as a result of lease modification, for the six months ended June 30, 2025 and 2024, were approximately US$17.7 million and US$17.0 million, respectively. The balance of the investment properties leasehold land was included in investment properties. See Note 16.

The Group is obligated to complete site restoration for certain leased properties as required under the respective lease agreements. The provision for site restoration is reviewed periodically and updated when there are material changes in the underlying estimates.

The following table represents the movement of the restoration provision:

	Periods ended June 30,
In thousands of USD	2025	2024
Restoration provision at January 1	1,361	1,363
Change in provision	633	-
Unwind of discount	1	-
Exchange adjustments	97	1
Restoration provision at June 30	2,092	1,364

The unaudited condensed consolidated statements of financial position show the following amounts relating to the lease liabilities:

In thousands of USD	At June 30, 2025	At December 31, 2024
Lease liabilities mature within 12 months	7,967	5,460
Lease liabilities mature over 12 months	84,675	72,673
Total lease liabilities*	92,642	78,133

*	Lease liabilities in amount of approximately US$4.0 million and US$3.8 million were associated with leasehold land under investment properties as of June 30, 2025 and December 31, 2024. See Note 16.

Amounts recognized in profit or loss:

	Periods ended June 30,
In thousands of USD	2025	2024
Depreciation expense of right-of-use assets	6,736	3,625
Interest expense*	1,779	1,676
Expense relating to variable payment leases	76	134
Expense relating to short-term leases	111	160
Loss on lease termination	-	198
Total	8,702	5,793

*	The interest expense includes the amount associated with leasehold land under investment properties for the periods ended June 30, 2025 and 2024, which was approximately US$0.1 million for each period. See Note 16.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The total cash outflow for leases, including capital element of lease rentals paid and interests paid on leases for the six months ended June 30, 2025 and 2024 were approximately US$5.9 million and US$4.3 million, respectively.

19.	BORROWINGS

Borrowings consist of the following:

In thousands of USD	At June 30, 2025	At December 31, 2024
Promissory note (a)	14,990	14,907
August 2024 convertible senior notes (b)	2,783	32,503
November 2024 convertible senior notes (c)	172,956	160,717
June 2025 convertible senior notes (d)	151,947	-
Bank loans	17,483	-
Total	360,159	208,127

Current	359,684	208,127
Non-current	475	-
Total	360,159	208,127

For the six months ended June 30, 2025 and 2024, the interest arising from borrowings including the interest capitalized to property, plant and equipment was approximately US$31.2 million and US$1.2 million, respectively.

(a)	Promissory note

The Group issued a US$30.0 million promissory note on July 23, 2021. The promissory note is non-secured, bears an annual interest rate of 8%, matures on July 23, 2023 and provides the holder an option to convert all or any portion of the note into the ordinary shares of Bitdeer Technologies Holding Company at US$0.0632 per share at any time from the issuance of the note to the second anniversary of the date of issuance. Approximately US$683,000 was recognized as an equity component. In July 2023, the Group repaid US$7.0 million in principal and amended the promissory note to extend the maturity of the promissory note to July 21, 2025. In addition, to reflect the reverse recapitalization effectuated in April 2023, the shares convertible under the promissory note was changed from the ordinary shares of Bitdeer Technologies Holding Company to the Class A ordinary shares of the Group, and the per-share conversion price was adjusted to US$7.3660 from US$0.0632. The extension of the maturity date is accounted for as a debt modification, and a gain from modification of approximately US$481,000 was recognized in earnings. In 2024, the holder of promissory note converted principal amount of US$8.0 million for 1,086,070 Class A ordinary shares. The unamortized discount as of June 30, 2025 and December 31, 2024 was approximately US$10,000 and US$93,000, respectively.

(b)	August 2024 convertible senior notes

In August 2024, the Group issued US$172.5 million in aggregate principal amount of 8.5% Convertible Senior Notes due 2029 (the “August 2024 convertible senior notes”). The August 2024 convertible senior notes are senior and unsecured obligations of the Group. The notes rank senior in right of payment to all of the Group’s indebtedness that is expressly subordinated in right of payment to the notes, equal in right of payment with all of the Group’s liabilities that are not so subordinated, effectively junior to any of the Group’s secured indebtedness to the extent of the value of the assets securing such indebtedness and structurally junior to all indebtedness and other liabilities, including trade payables, of the Group’s subsidiaries.

The August 2024 convertible senior notes accrue interest at a rate of 8.5% per annum, payable semi-annually in arrears on February 15 and August 15 of each year, beginning on February 15, 2025. The August 2024 convertible senior notes will mature on August 15, 2029, unless earlier repurchased, redeemed or converted. At any time prior to the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert their August 2024 convertible senior notes at their option. The Group is able to settle the conversion using shares, cash or a combination at its own discretion. The conversion rate is initially 117.0207 Class A ordinary shares per US$1,000 principal amount of August 2024 convertible senior notes, and the number of Class A ordinary shares issuable upon conversion is subject to customary adjustments upon the occurrence of certain events, such as the interest make-whole conversion rate adjustment, or conversion upon a make-whole fundamental change, as defined in the agreement of the August 2024 convertible senior notes.

Under the interest make-whole conversion rate adjustment, the holders of the August 2024 convertible senior notes are able to convert at any time during the period from, and including, the date that is six months after the last date of original issuance of the notes until the close of business on the business day immediately preceding August 1, 2027 (other than a conversion in connection with a make-whole fundamental change or a cleanup redemption or a tax redemption). During the period, the Group will increase the conversion rate per US$1,000 principal amount of notes to be converted by a number of additional Class A ordinary shares.

The Group is able to call for redemption of the August 2024 convertible senior notes based on the terms and conditions specified in the agreement of the August 2024 convertible senior notes at a redemption price equal to the principal amount of the notes to be redeemed, plus any accrued and unpaid interest. In addition, upon the occurrence of a fundamental change, as defined in the agreement of the August 2024 convertible senior notes, holders may require the Group to repurchase their August 2024 convertible senior notes at a cash repurchase price equal to the principal amount of the August 2024 convertible senior notes to be repurchased, plus accrued and unpaid interest.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The conversion features embedded to the August 2024 convertible senior notes met the criteria to be separated from the host contract and recognized separately at fair value. The total proceeds received were first allocated to the fair value of the derivative liability, and the remaining proceeds allocated to the host. The host is subsequently measured using the effective interest method, and the derivative liability is measured at fair value, with changes in fair value recorded in profit or loss. The borrowings and associated derivative liabilities arising from the August 2024 convertible senior notes are classified as current liabilities as of June 30, 2025 and December 31, 2024.

Unamortized debt discount and transaction costs were reported as a direct deduction from the face amount of the August 2024 convertible senior notes.

During the six months ended June 30, 2025, there were 2 types of settlements of the August 2024 convertible senior notes:

-	The holders of the August 2024 convertible senior notes with aggregate principal amount of approximately US$14.4 million have converted their notes, in accordance with the terms specified in the August 2024 convertible senior notes, into 1,968,760 of the Group’s Class A ordinary shares, with no cash consideration.

-	The holders of the August 2024 convertible senior notes with aggregate principal amount of approximately US$75.7 million have exchanged their notes into 8,093,427 of the Group’s Class A ordinary shares and cash consideration of US$36.1 million, which included accrued interest. The exchange of notes was accounted as an extinguishment of the August 2024 convertible senior notes and resulted in a loss on extinguishment of convertible notes of US$16.2 million.

The following table reconciles the carrying value of the August 2024 convertible senior notes as of June 30, 2025 and December 31, 2024:

In thousands of USD
Proceeds from issuance of convertible notes	172,500
Less: transaction costs	(6,204)
Less: fair value of embedded derivative	(112,205)
Carrying value of convertible notes at inception	54,091
Amortized debt discount	2,902
Debt extinguishment	(24,490)
At December 31, 2024	32,503
Amortized debt discount	2,627
Debt extinguishment	(32,347)
At June 30, 2025	2,783

As of June 30, 2025 and December 31, 2024, the unamortized debt discount was US$4.9 million and US$65.2 million.

(c)	November 2024 convertible senior notes

In November 2024, the Group issued US$400.0 million in aggregate principal amount of 5.25% Convertible Senior Notes due 2029 (the “November 2024 convertible senior notes”). The November 2024 convertible senior notes are senior and unsecured obligations of the Group. The notes rank senior in right of payment to all of the Group’s indebtedness that is expressly subordinated in right of payment to the notes, equal in right of payment with all of the Group’s liabilities that are not so subordinated, including the August 2024 convertible senior notes, effectively junior to any of the Group’s secured indebtedness to the extent of the value of the assets securing such indebtedness and structurally junior to all indebtedness and other liabilities, including trade payables, of the Group’s subsidiaries.

The November 2024 convertible senior notes accrue interest at a rate of 5.25% per annum, payable semi-annually in arrears on June 1 and December 1 of each year, beginning on June 1, 2025. The November 2024 convertible senior notes will mature on December 1, 2029, unless earlier repurchased, redeemed or converted. Holders may convert their November 2024 convertible senior notes at their option upon satisfaction of certain conditions as defined in the conversion privilege section of the agreement of the November 2024 convertible senior notes, or any time after September 1, 2029, and prior to the close of business on the second scheduled trading day immediately preceding the maturity date. The Group is able to settle the conversion using shares, cash or a combination at its own discretion. The initial conversion rate is 62.7126 Class A ordinary shares per US$1,000 principal amount of November 2024 convertible senior notes, and the number of Class A ordinary shares issuable upon conversion is subject to customary adjustments upon the occurrence of certain events, such as the conversion upon a make-whole fundamental change, as defined in the agreement of the November 2024 convertible senior notes.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

On December 6, 2027 (the “specified repurchase date”), the holders of the November 2024 convertible senior notes may require the Group to repurchase all or a portion of their notes for cash, in principal amount of US$1,000 or any integral multiple thereof. The repurchase price will be equal to 100% of the principal amount of the notes being repurchased, plus accrued and unpaid interest up to, but excluding, the specified repurchase date.

The Group is able to call for redemption of the November 2024 convertible senior notes based on the terms and conditions specified in the agreement of the November 2024 convertible senior notes at a redemption price equal to the principal amount of the notes to be redeemed, plus any accrued and unpaid interest. In addition, upon the occurrence of a fundamental change, as defined in the agreement of the November 2024 convertible senior notes, holders may require the Group to repurchase their November 2024 convertible senior notes at a cash repurchase price equal to the principal amount of the November 2024 convertible senior notes to be repurchased, plus accrued and unpaid interest.

The conversion features embedded to the November 2024 convertible senior notes met the criteria to be separated from the host contract and recognized separately at fair value. The total proceeds received were first allocated to the fair value of the derivative liability, and the remaining proceeds allocated to the host. The host is subsequently measured using the effective interest method, and the derivative liability is measured at fair value, with changes in fair value recorded in profit or loss. The borrowings and associated derivative liabilities arising from the November 2024 convertible senior notes are classified as current liabilities as of June 30, 2025 and December 31, 2024.

Unamortized debt discount and transaction costs were reported as a direct deduction from the face amount of the November 2024 convertible senior notes.

The following table reconciles the carrying value of the November 2024 convertible senior notes as of June 30, 2025 and December 31, 2024:

In thousands of USD
Proceeds from issuance of convertible notes	400,000
Less: transaction costs	(13,214)
Less: fair value of embedded derivative	(228,298)
Carrying value of convertible notes at inception	158,488
Amortized debt discount	2,229
At December 31, 2024	160,717
Amortized debt discount	12,239
At June 30, 2025	172,956

As of June 30, 2025 and December 31, 2024, the unamortized debt discount was US$227.0 million and US$239.3 million.

(d)	June 2025 convertible senior notes

In June 2025, the Group issued US$375.0 million in aggregate principal amount of 4.875% Convertible Senior Notes due 2031 (the “June 2025 convertible senior notes”). The June 2025 convertible senior notes are senior and unsecured obligations of the Group. The notes rank senior in right of payment to all of the Group’s indebtedness that is expressly subordinated in right of payment to the notes, equal in right of payment with all of the Group’s liabilities that are not so subordinated, including the August 2024 convertible senior notes and November 2024 convertible senior notes, effectively junior to any of the Group’s secured indebtedness to the extent of the value of the assets securing such indebtedness and structurally junior to all indebtedness and other liabilities, including trade payables, of the Group’s subsidiaries.

The June 2025 convertible senior notes accrue interest at a rate of 4.875% per annum, payable semi-annually in arrears on January 1 and July 1 of each year, beginning on January 1, 2026. The June 2025 convertible senior notes will mature on July 1, 2031, unless earlier repurchased, redeemed or converted. Holders may convert their June 2025 convertible senior notes at their option upon satisfaction of certain conditions as defined in the conversion privilege section of the agreement of the June 2025 convertible senior notes, or any time after April 1, 2031, and prior to the close of business on the second scheduled trading day immediately preceding the maturity date. The Group is able to settle the conversion using shares, cash or a combination at its own discretion. The initial conversion rate is 62.9921 Class A ordinary shares per US$1,000 principal amount of June 2025 convertible senior notes, and the number of Class A ordinary shares issuable upon conversion is subject to customary adjustments upon the occurrence of certain events, such as the conversion upon a make-whole fundamental change, as defined in the agreement of the June 2025 convertible senior notes.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

On July 6, 2029 (the “specified repurchase date”), the holders of the June 2025 convertible senior notes may require the Group to repurchase all or a portion of their notes for cash, in principal amount of US$1,000 or any integral multiple thereof. The repurchase price will be equal to 100% of the principal amount of the notes being repurchased, plus accrued and unpaid interest up to, but excluding, the specified repurchase date.

The Group is able to call for redemption of the June 2025 convertible senior notes based on the terms and conditions specified in the agreement of the June 2025 convertible senior notes at a redemption price equal to the principal amount of the notes to be redeemed, plus any accrued and unpaid interest. In addition, upon the occurrence of a fundamental change, as defined in the agreement of the June 2025 convertible senior notes, holders may require the Group to repurchase their June 2025 convertible senior notes at a cash repurchase price equal to the principal amount of the June 2025 convertible senior notes to be repurchased, plus accrued and unpaid interest.

The conversion features embedded to the June 2025 convertible senior notes met the criteria to be separated from the host contract and recognized separately at fair value. The total proceeds received were first allocated to the fair value of the derivative liability, and the remaining proceeds allocated to the host. The host is subsequently measured using the effective interest method, and the derivative liability is measured at fair value, with changes in fair value recorded in profit or loss. The borrowings and associated derivative liabilities arising from the June 2025 convertible senior notes are classified as current liabilities as of June 30, 2025.

Unamortized debt discount and transaction costs were reported as a direct deduction from the face amount of the June 2025 convertible senior notes.

The following table reconciles the carrying value of the June 2025 convertible senior notes as of June 30, 2025:

In thousands of USD
Proceeds from issuance of convertible notes	375,000
Less: transaction costs	(11,403)
Less: fair value of embedded derivative (see Note 20)	(212,026)
Carrying value of convertible notes at inception	151,571
Amortized debt discount	376
At June 30, 2025	151,947

As of June 30, 2025, the unamortized debt discount was US$223.0 million.

20.	DERIVATIVE LIABILITIES

The following table represents the movement of the derivative liabilities:

In thousands of USD
Balance at January 1, 2025	763,939
Issuance of June 2025 convertible senior notes (d)	212,026
Change in fair value of derivative liabilities	(415,921)
Derecognition of derivative liabilities on conversion (a)(b)	(122,091)
Balance at June 30, 2025	437,953

In thousands of USD
Balance at January 1, 2024	-
Issuance of Tether warrants (a)	11,106
Change in fair value of derivative liabilities	14,230
Balance at June 30, 2024	25,336

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The derivative liabilities balance as of June 30, 2025 and December 31, 2024 comprise of:

In thousands of USD	At June 30, 2025	At December 31, 2024
Tether warrants (a)	-	66,803
August 2024 convertible senior notes (b)	8,293	228,932
November 2024 convertible senior notes (c)	214,266	468,204
June 2025 convertible senior notes (d)	215,394	-
Balance at period end	437,953	763,939

(a)	Tether warrants

In May 2024, the Group entered into a subscription agreement with Tether International Limited (“Tether”). Pursuant to the agreement, the Group agreed to issue and sell to Tether (i) 18,587,360 Class A ordinary shares and (ii) a warrant to purchase up to 5,000,000 Class A ordinary shares at an exercise price of US$10.00 per share (the “Tether Warrant”), for a total consideration of US$100,000,000. The warrant includes repricing adjustments for offerings at a price lower than the existing exercise price of the warrant and as a result, the Group has the obligation to issue a variable number of shares for a fixed total consideration upon exercise of the warrants.

The warrants are accounted for as a derivative instrument and measured at fair value at the issuance date and subsequently remeasured at each reporting date, with changes in fair value recognized in the profit or loss. For the periods ended June 30, 2025 and 2024, the Group recognized changes in fair value of derivative liability of US$42.6 million and US$14.2 million, respectively. The fair value of the warrant derivative was determined using the binomial model, with the assistance of an independent valuation specialist. Inputs to the model include assumptions about the expected volatility of the Group’s stock, the expected life of the warrants, the risk-free interest rate, and other factors.

In May 2025, the derivative liability related to the Tether Warrant was extinguished upon exercise, with the exercise price adjusted to US$9.64 per share as a result of the repricing adjustments by issuance of 5,186,627 Class A ordinary shares to Tether. The carrying amount of US$24.2 million included in the liabilities was reclassified to equity.

The following table provides the inputs used in the model for determining the value of the warrant derivative:

	Periods ended June 30,
	2025	2024
Share price	8.83 – 14.30	5.82 - 10.26
Dividend yield (%)	-	-
Expected volatility (%)	94% - 133%	133% - 136%
Risk-free interest rate (%)	4.35%	5.13% - 5.19%

(b)	Embedded derivative for August 2024 convertible senior notes

In connection with the issuance of the August 2024 convertible senior notes, the Group recognized a derivative liability related to the embedded conversion feature. See Note 19 for further details on the accounting treatment of the convertible notes and associated derivative liability.

During the six months ended June 30, 2025, holders of the August 2024 convertible senior notes undertook both conversions and extinguishments, pursuant to which, the corresponding derivative liabilities associated with the embedded conversion features, amounting to US$19.0 million and US$78.9 million respectively, were reclassified to equity. See Note 19.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The fair value of the derivative liability was determined using a binomial model, with the assistance of an independent valuation specialist. The model incorporates the following key inputs and assumptions:

Periods ended June 30, 2025
Share price	8.83 - 14.18
Dividend yield (%)	-
Expected volatility (%)	111% - 121%
Risk-free interest rate (%)	3.74% - 4.05%

For the six months ended June 30, 2025 and 2024, the Group recognized a gain on change in fair value of derivative liability of US$122.7 million and nil, respectively.

(c)	Embedded derivative for November 2024 convertible senior notes

In connection with the issuance of the November 2024 convertible senior notes, the Group recognized a derivative liability related to the embedded conversion feature. See Note 19 for further details on the accounting treatment of the convertible notes and associated derivative liability.

The fair value of the derivative liability was determined using a binomial model, with the assistance of an independent valuation specialist. The model incorporates the following key inputs and assumptions:

Periods ended June 30, 2025
Share price	8.83 - 11.48
Dividend yield (%)	-
Expected volatility (%)	115% - 121%
Risk-free interest rate (%)	3.76% - 3.95%

For the six months ended June 30, 2025 and 2024, the Group recognized a gain on change in fair value of derivative liability of US$253.9 million and nil, respectively.

(d)	Embedded derivative for June 2025 convertible senior notes

In connection with the issuance of the June 2025 convertible senior notes, the Group recognized a derivative liability related to the embedded conversion feature. See Note 19 for further details on the accounting treatment of the convertible notes and associated derivative liability.

The fair value of the derivative liability was determined using a binomial model, with the assistance of an independent valuation specialist. The model incorporates the following key inputs and assumptions:

	Initial recognition - At June 23, 2025	At June 30, 2025
Share price	10.91	11.48
Dividend yield (%)	-	-
Expected volatility (%)	122%	121%
Risk-free interest rate (%)	4.01%	3.89%

For the six months ended June 30, 2025, the Group recognized a loss on change in fair value of derivative liability of US$3.4 million.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

21.	OTHER PAYABLES AND ACCRUALS

Other payables and accruals consist of the following:

In thousands of USD	At June 30, 2025	At December 31, 2024
Deposits from customers	14,593	12,561
Accrued operating expenses	8,792	9,537
Payables for surtaxes	6,894	8,164
Interest payable	2,804	5,018
Payable to the former owners in Norway Acquisition (1)	2,162	2,657
Payables for staff-related costs	2,713	1,932
Restoration provision	2,092	1,361
Warranty provisions	611	-
Others	959	1,037
Total	41,620	42,267

Current	39,219	40,617
Non-current	2,401	1,650
Total	41,620	42,267

(1)	Represent balance due to former owners in Norway Acquisition, which is a normal annual dividend authorized prior to the acquisition, thus not considered relevant to the business combination described in Note 6, and listed in other payable.

22.	EXPENSES BY NATURE AND OTHER INCOME AND EXPENSES ITEMS

(a) Expenses by nature

	Periods ended June 30,
In thousands of USD	2025	2024
Staff cost
- Salaries, wages and other benefits	37,989	28,987
Share-based payment	20,574	15,896
Amortization
- intangible assets	11,566	640
Depreciation
- mining rigs	12,337	9,487
- property, plant and equipment	19,817	21,392
- investment properties	1,376	1,347
- right-of-use assets	6,736	3,625
Electricity cost in operating mining rigs	93,397	110,474
Cost of mining rigs and accessories sold	63,220	-
One-off incremental development expense	38,616	14,878
Consulting service fee	5,864	3,712
Research and development technical service fees	4,975	1,424
Office expenses	2,401	2,058
Travel expenses	1,974	1,760
Expenses of low-value consumables	1,934	843
Insurance fee	1,191	1,566
Advertising expenses	1,116	1,082
Logistic expenses	119	148
Expenses of short-term leases	111	160
Expenses of variable payment lease	76	134
Impairment loss of mining rigs	51	-
Others	8,812	4,482
Total cost of revenue, selling, general and administrative and research and development expenses	334,252	224,095

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(b) Other operating income / (expenses)

	Periods ended June 30,
In thousands of USD	2025	2024
Net gains on disposal of cryptocurrencies	187	3,981
Recognition of impairment loss of cryptocurrencies	(1,052)	(823)
Change in fair value of cryptocurrency-settled receivables and payables	(3,189)	32
Others	-	(13)
Total	(4,054)	3,177

(c) Other net gains / (losses)

	Periods ended June 30,
In thousands of USD	2025	2024
Change in fair value of derivative liabilities	415,921	(14,230)
Government grants	21	15
Net gains / (losses) on disposal of property, plant and equipment	(68)	26
Changes in fair value of financial assets at fair value through profit or loss	(3,230)	1,440
Losses on extinguishment of convertible notes	(16,194)	-
Others	(1,851)	(271)
Total	394,599	(13,020)

(d) Finance income / (expenses)

	Periods ended June 30,
In thousands of USD	2025	2024
Interest income	4,188	3,535
Gains / (losses) on foreign currency transactions	3,448	(397)
Unwind of discount on restoration provision	(1)	-
Cryptocurrency transaction service fee	(3)	(25)
Interest on lease liabilities	(1,779)	(1,676)
Interest expense on borrowings (1)	(28,740)	(1,242)
Others	(149)	(88)
Total	(23,036)	107

(1)	Included the amount of interest expense on borrowings from a related party. See Note 26.

23.	SHARE-BASED PAYMENTS

In March 2023, the board of directors of BTG approved the 2023 Share Incentive Plan (the “2023 Plan”), which was effectuated in April 2023. Under the 2023 Plan, the Group is able to issue up to an aggregate of 21,877,912 Class A ordinary shares to the designated recipients. BTG granted a total of 915,362 shares awards in two batches in January and April 2025 for the six months ended June 30, 2025, and a total of 1,276,418 shares awards in two batches in January and April 2024 for the six months ended June 30, 2024, to the designated recipients under the 2023 Plan. Each share award grants an option for the recipient to purchase one share of the Group’s ordinary shares at exercise prices ranging from US$0.01 to US$21.67 and US$3.50 to US$9.86 per share for the six months ended June 30, 2025 and 2024, respectively. The majority of the share awards vest from two to five years and certain share awards vest immediately upon issuance. The recipient shall continue to provide services to the Group by each vesting date. All share awards granted expire on the tenth anniversary from the date of grant.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

In June 2023, the board of directors of BTG approved the 2023 Performance Share Plan (the “2023 Performance Plan”), which was effective in October 2023. The 2023 Performance Plan authorizes the Group to issue up to an aggregate of 11,128,861 Class A ordinary shares to designated recipients in accordance with the plan. The Group did not issue any award under the 2023 Performance Plan for the periods ended June 30, 2025.

The following table illustrates the number of shares and weighted average exercise prices of, and movements in, share awards.

	Periods ended June 30, 2025
	Number of options (’000)	Weighted average exercise price per share award (US$)	Weighted average fair value per share award (US$)
As at January 1, 2025	13,866	4.36	18.41
Granted during the period	915	14.93	11.94
Exercised during the period (1)	(536)	3.11	22.14
Forfeited during the period	(79)	5.27	17.68
As at June 30, 2025	14,166	5.09	17.86
Vested and exercisable at June 30, 2025	7,139	3.74	22.99

	Periods ended June 30, 2024
	Number of options (’000)	Weighted average exercise price per share award (US$)	Weighted average fair value per share award (US$)
As at January 1, 2024	11,744	3.65	23.04
Granted during the period	1,276	6.53	5.78
Exercised during the period (1)	(168)	3.61	21.83
Forfeited during the period	(95)	3.86	17.61
As at June 30, 2024	12,757	3.94	21.37
Vested and exercisable at June 30, 2024	6,950	3.63	23.63

(1)	The total proceeds received from the exercised shares under the 2023 plan during the periods ended June 30, 2025 and 2024 were approximately US$1.7 million and US$0.6 million, respectively.

The weighted average contractual life for the remaining options at June 30, 2025 and 2024 was 7.58 years and 7.72 years, respectively.

The expense recognized for share awards during the six months ended June 30, 2025 and 2024 was approximately US$20.6 million and US$15.9 million. The breakdown is as follows:

	Periods ended June 30,
In thousands of USD	2025	2024
Cost of revenue	1,335	1,340
Selling expenses	596	1,017
General and administrative expenses	5,956	9,172
Research and development expenses	12,687	4,367
Total	20,574	15,896

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The fair value of the share awards is estimated at the grant date using the binomial model with the assistance of an independent valuation specialist. The following table provides the inputs range the model used for determining the value of the grant for the six months ended June 30, 2025 and 2024:

	Periods ended June 30,
	2025	2024
Dividend yield (%)	-	-
Expected volatility (%)	117% - 119%	118%
Risk-free interest rate (%)	4.17% - 4.58%	3.88% - 4.33%
Exercise multiple	2.20 – 2.80	2.20 – 2.80

The above inputs for the binomial model have been determined based on the following:

●	Dividend return is estimated by reference to the Group’s plan to distribute dividends in the near future. Currently, this is estimated to be zero as the Group plans to retain all profit for corporate expansion;

●	Expected volatility is estimated based on the daily close price volatility of a number of comparable companies to the Group;

●	Risk-free interest rate is based on the yield to maturity of U.S. treasury bills denominated in US$ at the option valuation date;

●	Exercise multiple is based on empirical research on typical share award exercise behavior.

24.	EQUITY

Issued share capital

In August 2023, the Group entered into a purchase agreement with B. Riley Principal Capital II, LLC (“B. Riley Principal Capital II”). Pursuant to the purchase agreement, the Group has the right to sell to B. Riley Principal Capital II, up to US$150,000,000 of its Class A ordinary shares with a par value US$0.0000001 per share. The purchase agreement has the maturity date of up to 36-month anniversary from the commencement date or on the date which B. Riley Principal Capital II shall have purchased Class A ordinary shares of an aggregate gross purchase price of US$150,000,000 or other termination conditions stated in the purchase agreement. During the six months ended June 30, 2025 and 2024, the Group newly issued nil and 6,922,648 Class A ordinary shares with net proceeds, after transaction costs, of approximately nil and US$51.6 million, respectively.

In March 2024, the Group entered into an At Market Issuance Sales Agreement (the “2024 At Market Issuance Sales Agreement”) with B. Riley Securities, Inc., Cantor Fitzgerald & Co., Needham & Company, LLC, Roth Capital Partners, LLC, StockBlock Securities LLC and Rosenblatt Securities Inc. (the “Sales Agents”). Pursuant to the sales agreement, the Group has the right to sell to the Sales Agents from time to time of its Class A ordinary shares with a par value US$0.0000001 per share. During the six months ended June 30, 2025 and 2024, the Group newly issued 6,076,388 and 1,031,072 Class A ordinary shares with net proceeds, after transaction costs, of approximately US$118.5 million and US$5.6 million, respectively.

In January 2025, the Group entered into an At Market Issuance Sales Agreement (the “2025 At Market Issuance Sales Agreement”) with Barclays Capital Inc., Cantor Fitzgerald & Co., A.G.P./Alliance Global Partners, The Benchmark Company, LLC, B. Riley Securities, Inc., BTIG, LLC, Keefe, Bruyette & Woods, Inc., Needham & Company, LLC, Northland Securities, Inc., Rosenblatt Securities Inc., Roth Capital Partners, LLC, and StockBlock Securities LLC (the “2025 Sales Agents”). Pursuant to the sales agreement, the Group has the right to sell to the 2025 Sales Agents from time to time of its Class A ordinary shares with a par value US$0.0000001 per share. As of June 30, 2025, the 2025 At Market Issuance Sales Agreement had not been activated.

In April 2024, the Group issued 417,130 Class A ordinary shares to Renol Invest AS and Bryhni.com AS in connection with the Norway Acquisition, as described in Note 6. The fair value of the Class A ordinary shares was determined based on the number of shares transferred and the closing price on the acquisition date, amounting to US$2.4 million.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

In May 2024, the Group issued 18,587,360 Class A ordinary shares in connection with the private placement with Tether. The residual net transaction amount of US$87.4 million was recognized as an equity component. In May 2025, the Group issued 5,186,627 Class A ordinary shares in connection with the exercise of Tether Warrant for a total consideration of US$50.0 million. See Note 20.

In March 2025, 4,000,000 Class V ordinary shares were converted into an equal number of Class A ordinary shares. This transfer did not change the total number of shares issued and outstanding.

During the six months ended June 30, 2025, the Group issued 10,062,187 Class A ordinary shares in connection with the conversion and extinguishment of certain principal amount associated with the August 2024 convertible senior notes. Also see Note 19.

As of June 30, 2025 and December 31, 2024, the Group issued 9,588,584 and 8,088,970 shares, respectively, which were reserved for future issuance upon the exercise of awards granted under the share incentive plans. As of June 30, 2025 and December 31, 2024, 7,094,457 and 6,130,708 of these shares, respectively, were considered not outstanding.

Treasury equity

In June and October 2023, the board of directors of the Group approved the adoption of two share repurchase programs which authorized to repurchase Class A ordinary shares of the Group up to US$1.0 million worth during the period from June 16, 2023 to December 15, 2023 (as amended) and up to US$2.0 million worth during the period from October 18, 2023 to April 17, 2024, respectively. The Group purchased 606,756 Class A ordinary shares for approximately US$2.6 million under the share repurchase programs. During the six months ended June 30, 2024, the Group cancelled 606,756 treasury shares purchased under share repurchase program.

In September 2024, the board of directors of the Group approved the adoption of a share repurchase program (the “2024 Share Repurchase Program”) which authorized to repurchase Class A ordinary share of the Group up to US$10.0 million worth during the period from September 9, 2024 to September 8, 2025. During the six months ended June 30, 2025 and 2024, the Group purchased 790,000 and nil Class A ordinary shares for consideration of approximately US$9.1 million and nil, respectively, under 2024 Share Repurchase Program. During the six months ended June 30, 2025, the Group cancelled 935,762 treasury shares purchased under share repurchase program.

In February and May 2025, the board of directors of the Group approved the adoption of two share purchase programs (the “2025 Share Repurchase Program”) which authorized to repurchase Class A ordinary share of the Group up to US$20.0 million worth during the period from February 28, 2025 to February 28, 2026 and up to US$40.0 million worth during the period from May 30, 2025 to May 29, 2026. During the six months ended June 30, 2025, the Group repurchase 1,672,200 Class A ordinary shares for consideration of approximately US$21.0 million and cancelled 1,600,000 treasury shares purchased under 2025 Share Repurchase Program.

In connection with the issuance of the June 2025 convertible senior notes, the Group entered into a zero-strike call option transaction (“Zero-Strike Call Option”) with Barclays Bank PLC (“Barclays”) to purchase an option to call for 10,205,300 Class A ordinary shares of the Group for approximately US$129.6 million in June 2025. The Zero-Strike Call Option expires on the 41st non-disrupted day following July 1, 2031, or earlier if Barclays requests early settlement. The settlement method of the Zero-Strike Call Option is physical settlement. The Group will receive the fixed number of Class A ordinary shares determined at the commencement date of the transaction upon expiration or for the portion thereof being settled early, provided that the Zero-Strike Call Option is exercised. The economic substance of the Zero-Strike Call Option is the same as a traditional forward repurchase contract. Because the Zero-Strike Call Option permits physical settlement, it is classified as a reduction from equity and included in treasury equity without any subsequent remeasurement. If Zero-Strike Call Option is not exercised, the initial premium paid, which is recorded as a reduction from equity, will remain in equity.

The movements of shares and share capital for the six months ended June 30, 2025 and 2024 are as follows:

	Class A Ordinary Shares	Amount in USD	Class V Ordinary Shares	Amount in USD
At January 1, 2025, shares issued and outstanding	143,917,734	14	48,399,922	5
Issuance of shares for exercise of share awards	535,865	*	-	-
Issuance of shares for cash	6,076,388	1	-	-
Issuance of shares for exercise of warrant	5,186,627	1	-	-
Acquisition of treasury shares	(2,462,200)	*	-	-
Issuance of shares in connection with conversion of convertible notes	10,062,187	1	-	-
Conversion of Class V to Class A ordinary shares	4,000,000	*	(4,000,000)	*
At June 30, 2025, shares issued and outstanding	167,316,601	17	44,399,922	4

	Class A Ordinary Shares	Amount in USD	Class V Ordinary Shares	Amount in USD
At January 1, 2024, shares issued and outstanding	63,566,376	6	48,399,922	5
Issuance of shares for exercise of share awards	167,535	*	-	-
Issuance of shares for cash	26,541,080	3	-	-
Issuance of shares as consideration for the Norway Acquisition	417,130	*	-	-
At June 30, 2024, shares issued and outstanding	90,692,121	9	48,399,922	5

*	Amount less than US$1

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Reserves

The Group’s reserves mainly include the following:

(i)	Share premium, which effectively represents the share subscription amount paid over the par value of the shares. The application of the share premium account is governed by Section 34 of the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands as amended, supplemented or otherwise modified from time to time.

(ii)	All foreign exchange differences arising from the translation of the financial statements of foreign operations.

(iii)	The value of the conversion option of the equity component embedded in the convertible notes.

(iv)	The accumulated share-based payment expenses.

(v)	The amount of derivative liabilities reclassified due to de-recognition of the associated instruments.

(vi)	The amount of treasury shares cancelled.

Capital management

The Group’s primary objective in terms of managing capital is to

●	Safeguard the Group’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders, mainly by pricing products and services commensurate with the level of risk

●	To support the Group’s stability and growth

●	To provide capital for the purpose of strengthening the Group’s risk management capability

The Group’s business and financial condition are highly correlated with the market price of cryptocurrencies. For the six months ended June 30, 2025 and 2024, the Group’s revenue is substantially generated from cryptocurrency-related operations. The Group has adopted various measures to minimize the risk associated with the fluctuation in the market price of cryptocurrencies. In response to the market dynamics, the Group applied a flexible internal strategy for either converting of cryptocurrencies it obtains through its principal business into fiat currency to support its operations as needs, or holding the cryptocurrencies to capture potential higher appreciation in value in the future.

The Group actively and regularly reviews and manages its capital structure to ensure optimal balance between capital structure and shareholder returns, taking into account the future capital requirements of the Group and capital efficiency, prevailing and projected profitability, projected cash flows, projected capital expenditures and projected strategic investment opportunities. In order to maintain or adjust the capital structure, the Group may issue new shares, raise new debts, repurchase shares or convert debt into equity.

The Group is subject to certain externally imposed capital requirements under its loan agreement, with which it has complied as at June 30, 2025.

25.	TAXATION

The subsidiaries of the Group incorporated in Cayman Islands and British Virgin Islands (“BVI”) are not subject to tax on income or capital gain. In addition, payments of dividends by the Group to its shareholders are not subject to withholding tax in Cayman Islands.

The subsidiaries of the Group incorporated in other countries are subject to income tax pursuant to the rules and regulations of their respective countries of incorporation.

The provisions for income taxes for the six months ended June 30, 2025 and 2024 are summarized as follows:

	Periods ended June 30,
In thousands of USD	2025	2024
Current income tax expenses	1,421	5,068
Deferred income tax benefit	(4,194)	(3,027)
Total	(2,773)	2,041

Taxes on profits or losses for the interim period are accrued using the tax rates that would be applicable to expected total annual assessable profit or loss. The effective tax rate for the six months ended June 30, 2025 and 2024 was (1.1%) and (13.5%), respectively.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Deferred tax assets / (liabilities) as of June 30, 2025 and December 31, 2024 comprise of the following:

In thousands of USD	At June 30, 2025	At December 31, 2024
Deferred tax assets
Net operating losses	118	1
Share-based payments	4,210	3,925
Deferred revenue	4,184	4,184
Property, plant and equipment, intangible assets and right-of-use assets	3,549	2,520
Impairment charges	281	69
Total deferred tax assets	12,342	10,699
Set-off of deferred tax positions relate to income taxes levied by the same tax authority	(3,732)	(4,479)
Deferred tax assets	8,610	6,220

Deferred tax liabilities
Property, plant and equipment and intangible assets	(18,542)	(21,093)
Set-off of deferred tax positions relate to income taxes levied by the same tax authority	3,732	4,479
Deferred tax liabilities	(14,810)	(16,614)

Net deferred tax liabilities	(6,200)	(10,394)

The movements in the net deferred tax liabilities during the six months ended June 30, 2025 and 2024 are as follows:

In thousands of USD	January 1, 2025	Recognized in profit or loss	June 30, 2025
Tax losses carried forward	1	117	118
Share-based payments	3,925	285	4,210
Deferred revenue	4,184	-	4,184
Property, plant and equipment, intangible assets and right-of-use assets	(18,573)	3,580	(14,993)
Impairment charges	69	212	281
Net deferred tax liabilities	(10,394)	4,194	(6,200)

In thousands of USD	January 1, 2024	Recognized in profit or loss	Acquisition through the business combination (Note 6)	June 30, 2024
Tax losses carried forward	136	(136)	-	-
Share-based payments	3,573	356	-	3,929
Deferred revenue	4,184	-	-	4,184
Property, plant and equipment, intangible assets and right-of-use assets	(8,522)	2,807	(5,061)	(10,776)
Net deferred tax liabilities	(629)	3,027	(5,061)	(2,663)

The Group has not recognized deductible temporary differences and a portion of the tax loss carry forward because the criteria for recognition (i.e. the probability of future taxable profits) were not met. The amount of such unused tax losses will expire as follows:

Tax Jurisdiction	Amount in thousands of USD	Earliest year of expiration if not utilized
Singapore	76,699	Indefinitely
United States	72,152	Indefinitely
Hong Kong	4,531	Indefinitely
Norway	1,309	Indefinitely
Netherlands	6	Indefinitely
Thailand	5	2028
Total	154,702

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

26.	RELATED PARTY TRANSACTIONS

Compensation for key management and Board of Directors

	Periods ended June 30,
In thousands of USD	2025	2024
Salaries and other emoluments	4,881	4,383
Total	4,881	4,383

Related party balances and transactions

The followings set forth the significant related party and its relationships with the Group:

Name of related party	Relationship with the Group
Matrix Finance and Technologies Holding Group and its subsidiaries (“Matrixport Group”)	The Group’s controlling person is the co-founder and chairman of the board of directors of Matrixport Group and has significant influence over Matrixport Group.

Details of assets, liabilities and transactions with the related party are as follows:

In thousands of USD	At June 30, 2025	At December 31, 2024
Due from a related party
- Trade receivables (1)	6,227	6,171
- Other receivables (1)	9,341	9,341
Total due from a related party	15,568	15,512

Due to a related party
- Other payables (2)	11,337	8,747
Total due to a related party	11,337	8,747

Borrowings from a related party
- Borrowings (3)	172,917	-
Total borrowings from a related party	172,917	-

	Periods ended June 30,
In thousands of USD	2025	2024
- Provide service to a related party (1)	617	17,956
- Receive service from a related party	199	87
- Gain / (loss) on changes in fair value of financial assets at fair value through profit or loss	(2,503)	1,546
- Sale of mining rigs peripherals to a related party	-	41
- Interest expense on borrowings from a related party (4)	3,016	-

(1)	Mainly related to the hosting service provided by the Group. The related receivable was subsequently settled after the reporting date.

(2)

Other payables represent the deposit received related to the hosting service provided, interest payable on borrowings, the accrued service expense related to the custody and other services provided by the related party. The deposit related to the hosting service was released after the reporting date.

(3)	On April 15, 2025, the Group entered into a loan agreement (“Loan 2025”) with Matrixport Group for a financing facility of up to US$200.0 million. Loans drawn under the facility bear a variable interest rate equal to 9.0% plus a market-based reference rate. Each drawdown is repayable in fixed monthly installments over a 24-month term and is secured by a floating charge over SEALMINERs, maintained based on a loan-to-value ratio. The assets subject to the floating charge are recorded within the Group’s asset categories.

(4)	Interest expense on borrowings from a related party includes capitalized borrowing costs.

During the six months ended June 30, 2025 and 2024, substantially all of the Group’s cryptocurrencies were held in custody by Matrixport Group, and the Group’s disposal of cryptocurrencies, at spot price on the date of disposal, was primarily to Matrixport Group.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

27.	EARNINGS / (LOSS) PER SHARE

The calculation of basic earnings / (loss) per share is based on the profit or loss attributable to ordinary equity shareholders of the Group and the weighted average number of ordinary shares outstanding for the six months ended June 30, 2025 and 2024.

Diluted earnings / (loss) per share is computed using the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the respective periods.

For the six months ended June 30, 2025, the potential ordinary shares related to the outstanding share awards, the promissory note, June 2025 convertible senior notes, and options issued in the Norway Acquisition were excluded from the calculation of diluted loss per share as their effect would have been anti-dilutive. For the six months ended June 30, 2024, the potential ordinary shares related to the outstanding share awards, the promissory note, warrants recorded in the derivative liabilities, and options issued in the Norway Acquisition were similarly excluded from the diluted loss per share calculation, as their inclusion would have been anti-dilutive.

The following reflects the profit / (loss) and share data used in the basic and diluted earnings / (loss) per ordinary share computations:

	Periods ended June 30,
In thousands of USD, except for the per share data	2025	2024
Profit / (loss) attributable to ordinary equity shareholders of the Group	261,740	(17,137)
Weighted average number of ordinary shares outstanding (thousand shares)	192,095	120,686
Basic earnings / (loss) per share (In USD)	1.36	(0.14)

Profit / (loss) attributable to ordinary equity shareholders of the Group	261,740	(17,137)
Adjustments for potential dilutive instruments:
- Impact of derivative liabilities related to the warrants	(42,622)	-
- Impact of derivative liabilities and interest expense related to the August 2024 and November 2024 convertible senior notes	(352,302)	-
Loss attributable to ordinary equity shareholders of the Group for diluted EPS	(133,184)	(17,137)

Weighted average number of ordinary shares outstanding (thousand shares)	192,095	120,686
Effect of potential dilutive ordinary shares:
- Assumed exercise of warrants (thousand shares)	1,170	-
- Assumed conversion of the August 2024 and November 2024 convertible senior notes (thousand shares)	35,681	-
Weighted average number of shares outstanding for diluted EPS (thousand shares)	228,946	120,686

Diluted loss per share (In USD)	(0.58)	(0.14)

(1)	Each Class A ordinary share carries 1 vote and each Class V ordinary share carries 10 votes. All classes of shares are entitled to dividend and rank pari passu except for voting rights. They are included in the ordinary shares and the shareholders of the shares are referred to as the ordinary equity shareholders in the context of notes and presentations of earnings per share.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

28.	SUPPLEMENTAL CASH FLOW INFORMATION

The non-cash investing and financing activities are as follows:

	Periods ended June 30,
In thousands of USD	2025	2024
NON-CASH INVESTING AND FINANCING TRANSACTIONS
Operating lease right-of-use assets and leasehold land obtained in exchange for liabilities assumed	17,701	17,035
Payment for purchase of property, plant and equipment in form of cryptocurrencies	3,443	-
Borrowing costs capitalized as additional to property, plant and equipment	5,788	-
Liabilities assumed in connection with payment for mining rigs	3,420	-
Liabilities assumed in connection with acquisition of property, plant and equipment and intangible assets	12,333	10,664
Prepayments realized as additions to property, plant and equipment and intangible assets	5,846	9,046
Transfer of inventory to mining rigs	146,788	-
Settlement of pre-existing debtor relationship in the Norway Acquisition (Note 6)	-	10,061
Issuance of senior secured notes, Class A ordinary shares and share options in connection with the Norway Acquisition (Note 6)	-	17,952
Cancellation of repurchased treasury shares	29,967	2,604
Transaction cost-related liabilities assumed in connection with the issuance of the convertible senior notes	714	-
Issuance of Class A ordinary shares in connection with conversion of convertible senior notes	112,951	-

29.	SUBSEQUENT EVENTS

In February 2025, the Group entered into a purchase and sale agreement with Alberta Limited to purchase 100% ownership of a series of assets related to a 101MW natural gas-fired power development project for a total consideration of approximately US$21.7 million. The transaction was closed on July 9, 2025.

In July 2025, the Group entered into an amendment to the Loan 2025 with Matrixport Group, pursuant to which the total maximum financing facility was increased from US$200.0 million to US$400.0 million, while all other terms and conditions of the agreement remained unchanged. As of September 29, 2025, the Group had fully drawn down the facility.

In July 2025, the holder of promissory note converted US$15.0 million of the promissory note’s principal into 2,036,383 shares at a conversion price of US$7.3660 per share.

In July 2025, the Group granted a total of approximately 0.5 million share awards to the designated recipients under the 2023 Plan. Each share award grants an option for the recipient to purchase one share of the Group’s ordinary shares at an exercise price of US$11.30 per share. The share awards vest up to seven years, and the recipient shall continue to provide services to the Group by each vesting date. The share awards expire on the tenth anniversary from the date of grant.

In August 2025, the Group entered into a structured product master agreement with Matrixport Group to facilitate a digital assets-backed financing arrangement. Under the agreement, the Group may pledge Bitcoin or other digital assets as collateral in exchange for financing in USDT, subject to loan-to-value ratios and option-based payoff terms as specified in each transaction confirmations. The arrangement includes settlement mechanisms based on reference prices of Bitcoin within a predetermined strike range and provides for renewal options at maturity. As of September 29, 2025, no transactions had been executed under this agreement.

In September 2025, the Group entered into a loan agreement with Matrixport Group for a financing facility of up to US$400.0 million. Loans drawn under the facility bear interest rate of 8.35% per annum, payable monthly in arrears. Each drawdown has a tenor of 24 months from its drawdown date and is secured by Bitcoin, maintained based on a loan-to-value ratio. As of September 29, 2025, the Group had drawn down US$85.0 million under the facility.

In September 2025, the Group redeemed the remaining outstanding US$7.7 million aggregate principal amount of its August 2024 convertible senior notes at a conversion rate of 127.9743 Class A ordinary shares per US$1,000 principal amount, adjusted pursuant to the agreement for a total of 985,400 Class A ordinary shares.

In September 2025, the Group increased its existing financing facility with a commercial bank from US$17.0 million to US$26.0 million and withdrew the full amount. The facility is unsecured, bears interest at a rate of 10.31% per annum, and is due on February 6, 2026.

For the period from July 1, 2025 to September 29, 2025, the Group newly issued 6,248,565 Class A ordinary shares with net proceeds of US$91.6 million.

There were no other material subsequent events during the period from June 30, 2025 to the approval date of this Interim Financial Information on September 29, 2025.